May 9, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Gary Guttenberg

Re:	Trevi Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-264614 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trevi Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-264614), so that it may become effective at 4:00 p.m., Eastern Time, on May 11, 2022, or as soon as practicable thereafter.

Very truly yours,

TREVI THERAPEUTICS, INC.

By: /s/ Lisa Delfini

Name: Lisa Delfini

Title: Chief Financial Officer